UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GEOSPACE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-13601	76-0447780
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7007 Pinemont Drive Houston, Texas		77040-6601
(Address of principal executive offices)		(Zip Code)

Thomas T. McEntire,

(713) 986-4444

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Introduction

Geospace Technologies Corporation (“Geospace,” the “Company,” “we” or “us”, and other similar words) presents this Form SD Specialized Disclosure Report (“Form SD”) to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (“Rule”) for the reporting year ending on December 31, 2013.

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). “Conflict minerals” is defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products, excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

Company Overview

Geospace manufactures seismic and non-seismic products. Our seismic product lines currently consist of land and marine wireless data acquisition systems, seabed reservoir characterization products and services, geophones and geophone strings, hydrophones, leader wire, connectors, telemetry cables, marine streamer retrieval and steering devices and various other products. Our non-seismic products include thermal imaging products targeted at the commercial graphics industry as well as various industrial products. Our industrial products include (i) sensors and tools for vibration monitoring, mine safety application and earthquake detection, (ii) cables for power and communication for the offshore oil and gas and offshore construction industries, and (iii) water meter cables and other specialty cable and connector products.

Item 1.01 Conflict Minerals Disclosure and Report

(a) The Company manufactures products for which conflict minerals are necessary to the functionality or production. Consequently, for those conflict minerals, Geospace has conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from a scrap or recycled source (as defined in Item 1.01(c)(6) of Form SD). Because we also purchase pre-manufactured assemblies for integration into the products we manufacture, our RCOI was also directed toward suppliers of those assemblies.

(b) The Company conducted a multi-step RCOI. First, the Company compiled a list of all of our suppliers that provided us with pre-manufactured assemblies or raw materials. The Company then requested that each of those suppliers complete an Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Reporting Template questionnaire. In that questionnaire, suppliers were prompted to disclose whether their assemblies contain conflict minerals and, if so, the name of the smelter used to process the conflict minerals. For those supplier responses that indicated that their assemblies contain conflict minerals, we then compared the smelters and refiners identified in those responses to the list of EICC/GeSI Conflict Free Smelters. The Company found that none of the suppliers’ responses indicated that the conflict minerals originated in a Covered Country. Additionally, none of the suppliers’ responses indicated that the conflict minerals were processed by a smelter in a Covered Country. Finally, none of the suppliers provided information indicating that the conflict minerals may have originated in a Covered Country. Based on this information, Geospace has determined that it does not have reason to believe that any of its necessary conflict minerals may have originated in a Covered Country.

The information disclosed in this Form SD may also be found on the Company’s website at http://www.geospace.com/investor-relations/code-of-business-conduct.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GEOSPACE TECHNOLOGIES CORPORATION

Date: June 2, 2014	By:	/s/ Thomas T. McEntire
Thomas T. McEntire, Vice President,
Chief Financial Officer and Secretary
(principal financial officer)